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                           September 5, 2023

       Rodman Schley
       Chief Executive Officer
       EvolveX Equity Fund LLC
       7491 Kline Drive
       Arvada, CO 80005

                                                        Re: EvolveX Equity Fund
LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 5
                                                            Filed August 29,
2023
                                                            File No. 024-11892

       Dear Rodman Schley:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Catherine De Lorenzo at 202-551-3772 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Nick Antaki, Esq.